DDC ENTERPRISE LIMITED

368 9th Ave., 6th Floor

New York, New York 10001

August 7, 2025

 Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DDC Enterprise Ltd (the “Company”)
Registration Statement on Form F-3 (File No. 333-288826)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. ET on Monday, August 11, 2025, or as soon thereafter as practicable.

Very truly yours,

DDC Enterprise Limited

/s/ Norma Chu
Name: Norma Chu
Chief Executive Officer